Kimberly Karcewski Vargo 202.346.4304 KVargo@ goodwinprocter.com	Goodwin Procter llp Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

May 10, 2016

VIA EDGAR

Ms. Deborah Skeens
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549-4720

Re:	Van Eck Funds (the “Registrant”) Registration Nos. 002-97596; 811-04297

Dear Ms. Skeens:

As counsel to the Registrant, we are writing to respond to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (“Commission”) to us by telephone on April 1, 2016 in connection with the Registrant’s Post-Effective Amendment No. 130 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 131 under the Investment Company Act of 1940, as amended (the “1940 Act”), which were filed with the Commission on February 19, 2016 with respect to Van Eck NDR Asset Allocation Fund (to be renamed, VanEck NDR Managed Allocation Fund) (the “Fund”), a series of the Registrant.

For your convenience, summaries of these comments are set forth in italics below, each of which is followed by our response. Reference to an “Item” in a response is a reference to an Item of Form N-1A.

GENERAL

Comment 1:

Please confirm supplementally that all required information, including all exhibits, will be filed prior to the effective date of the Registrant’s post-effective amendment.

Response 1:

The Registrant will include, as appropriate, all required information, including all exhibits, in the Registrant’s 485(b) filing.

Comment 2:

Please confirm supplementally that the Fund’s ticker symbols will be updated in EDGAR, when available, and that the Fund’s correct name will be reflected.

Ms. Skeens
May 10, 2016

Response 2:

The Registrant will make the requested updates in the EDGAR system.

PROSPECTUSES

Comment 3:

Please note that the fee waivers included in a footnote to the fee table must be in effect for at least one year from the effective date of the registration statement.

Response 3:

The Registrant confirms that the fee waivers will be in effect for at least one year from the effective date of the registration statement, consistent with Instruction 3(e) to Item 3.

Comment 4:

Please clarify in the Expense Example that the fee waivers are only reflected for the periods during which such waivers apply.

Response 4:

The Registrant will make changes in response to this comment in its 485(b) filing.

Comment 5:

Please address the following with respect to the disclosures included in the section of the prospectus entitled “Fund summary information – Principal Investment Strategies”:

(a) please define “exchange traded products” (“ETPs”) more clearly to include additional types of ETPs in which the Fund may invest in addition to exchange-traded funds (“ETFs”) and disclose whether such ETPs will be registered under the securities laws;

(b) please clarify that investments may be non-U.S. dollar denominated;

(c) please briefly clarify what other asset classes the ETPs may invest in, e.g. derivatives and commodities are disclosed in the Fund’s principal risks;

(d) please clarify whether any ETPs are affiliated with the adviser and whether the ETPs are passively managed or otherwise;

(e) please clarify the types of fixed income securities in which the Fund may invest, e.g. disclose duration and maturity requirements;

Ms. Skeens
May 10, 2016

(f) along with the other Item 9 disclosures or further back in the statutory prospectus, please describe Ned Davis Research, Inc. (“NDR”) in more detail, including whether NDR is an affiliate of or if any NDR employees are working with the adviser;

(g) please review and revise the second paragraph in this section consistent with the plain English principals; and

(h) in the third paragraph in this section, clarify in plain English what is meant by “sentiment”.

Response 5:

(a) The Registrant will make changes in response to this comment in its 485(b) filing.

(b) The Registrant respectfully declines to make the requested clarification as the Fund will not make direct, non-U.S. dollar denominated investments.

(c) The Registrant will remove “other asset classes” from the following sentence included in the Fund’s principal investment strategies: “The Adviser seeks to achieve the Fund’s investment objective by investing, under normal conditions, primarily in (i) exchange traded products (“Exchange Traded Products”) that invest in domestic and foreign equity and debt securities~~, as well as other asset classes~~ and (ii) cash or cash equivalents.” In addition, the Registrant believes that it is appropriate to disclose in the principal risk entitled “Exchange Traded Products’ Underlying Investments” the expected principal risks of the underlying ETPs because from time to time the Fund may have exposure to any or all of the types of identified risks which may affect the Fund’s overall risk profile.

(d) The Registrant will make changes in response to this comment in its 485(b) filing.

(e) The Registrant will make changes in response to this comment in its 485(b) filing.

(f) The Registrant will make changes in response to this comment in its 485(b) filing.

(g) The Registrant has considered the Staff’s comment and believes the referenced paragraph is written consistent with the plain English principals.

(h) The Registrant will make a change in response to this comment in its 485(b) filing.

Ms. Skeens
May 10, 2016

Comment 6:

Please address the following with respect to the disclosures included in the section of the prospectus entitled “Fund summary information – Principal Risks” or “Investment objective, strategies, policies, risks and other information – Additional Information about the Principal Investment Strategies and Risks”, as the context requires:

(a) please include in the principal risk entitled “Exchange Traded Products’ Underlying Investments - Concentration” in the Item 9 disclosure that the Fund will consider the concentration of the underlying investments of the ETPs;

(b) with respect to the derivatives disclosure, please clarify the types of derivatives the ETPs invest in and be sure the disclosure complies with the guidance in the July 30, 2010 letter from Barry Miller of the SEC Division of Investment Management to the Investment Company Institute. If the Fund will use swap transactions, please describe in either the Fund’s prospectus or SAI, as appropriate, the types of transactions that the Fund will invest in and, if the Fund does engage in total return swap transactions, an appropriate amount of segregated assets must be set aside;

(c) please move the principal risk entitled “Investment Restrictions” to the Item 9 disclosure, as the Staff does not view this as a risk of the Fund. In addition, please review and revise such disclosure consistent with the plain English principals by disclosing the investment limitations and what the referenced exemptive relief permits;

(d) confirm supplementally if the Fund intends to concentrate in certain ETFs; and

(e) confirm supplementally which notice and order you are referencing in the principal risk entitled “Investment Restrictions”.

Response 6:

(a) Please see the response to Comment 19.

(b) The Registrant has confirmed that the Fund will not itself use derivatives, but that the ETPs in which the Fund invests may use derivatives. The Registrant believes that the current disclosure identifies the types of derivatives in which the ETPs may invest. See also the response to Comment 5(c).

(c) The Registrant will move the principal risk entitled “Investment Restrictions” to the Item 9 disclosure in its 485(b) filing. In addition, the Fund does not expect upon its commencement of operations to invest in unaffiliated investment companies in excess of 1940 Act limits in reliance on requisite exemptive relief. Accordingly, the Fund is not able to disclose information specific to any such exemptive relief at this time, including the details of a specific

Ms. Skeens
May 10, 2016

notice and order.

(d) The Registrant has confirmed that the Fund does not intend to concentrate its investments in certain ETFs, but may invest a significant amount of its assets in ETFs of a particular asset class such as domestic and foreign equity securities or debt securities which will be dependent on the outputs of the Ned Davis Research, Inc. tactical asset allocation model.

(e) See response to Comment 6(c).

Comment 7:

Disclose supplementally the broad-based index the Fund intends to use.

Response 7:

The Registrant has confirmed that the Fund intends to the 60% MSCI All Country World Index/40% Barclays U.S. Aggregate Bond Index as the broad-based index in which it will compare its performance.

Comment 8:

While the Fund’s Item 9 disclosure is formatted differently, the disclosure is substantially similar to that of the Fund’s Item 4 disclosure. Item 9 disclosure should be more detailed than the summary Item 4 disclosure. Review and consider adding more detail to the Fund’s Item 9 disclosure, especially with respect to the Fund’s investment strategies.

Response 8:

The Registrant has considered the Staff’s comment and determined that the Item 9 disclosure is adequate.

Comment 9:

In regard to the recent guidance of the staff of the SEC included in IM Guidance Update No. 2016-02 from March 2016, please review and update “Debt Securities” included in the Item 9 disclosure to include all items covered by such guidance.

Response 9:

The Registrant has considered the Staff’s comment and determined that “Debt Securities” included in the Item 9 disclosure is adequate.

Ms. Skeens
May 10, 2016

Comment 10:

Clarify in “Exchange-Traded Products” included in the Item 9 disclosure that a risk for ETPs is the lack of an active trading market, if accurate.

Response 10:

The Registrant will make changes in response to this comment in its 485(b) filing.

Comment 11:

In connection with “Securities Lending” included in the Item 9 disclosure, please describe in plain English what the 1940 Act permits.

Response 11:

The Registrant will make changes in response to this comment in its 485(b) filing.

Comment 12:

Disclose that in-kind securities remain subject to market risk until sold and that, if true, a shareholder may sustain capital gains when converting the securities to cash.

Response 12:

The Registrant will make changes in response to this comment in its 485(b) filing.

STATEMENT OF ADDITIONAL INFORMATION

Comment 13:

Explain supplementally how much the Fund will invest in pooled investment vehicles that rely on Section 3(c)(1) and Section 3(c)(7) of the 1940 Act. In addition, indicate in the supplemental response whether there will be a limit on the percentage of Fund assets that can be invested in such investments. Also, does the Fund consider such holdings liquid, and if so, please provide your legal basis for that determination. We may have additional comments after reviewing your response.

Response 13:

The Registrant has confirmed that the Fund does not currently intend to invest in pooled investment vehicles that rely on Section 3(c)(1) and Section 3(c)(7) of the 1940 Act.

Ms. Skeens
May 10, 2016

Comment 14:

Confirm supplementally whether the Fund intends to invest in contingent convertibles (“cocos”) and if so, we may have additional comments.

Response 14:

The Registrant hereby confirms that the Fund does not intend to invest in contingent convertibles.

Comment 15:

Confirm supplementally whether the Fund will invest in inverse ETFs as part of its principal investment strategies. If the Fund will invest in inverse ETFs as part of its principal investment strategies, please disclose in the Fund’s principal investment risks the following:

Because of mathematical compounding and because inverse/leverage ETFs have a single day investment objective to track the performance of a multiple of an index the performance of an inverse/leveraged ETF for periods greater than a single day is likely to be either greater than or less than the actual multiple of the index even before accounting for the ETF fees and expenses compounding will cause longer term results to vary significantly from the stated multiple of the index particularly during periods of higher index volatility.

With respect to inverse ETFs, whether or not a principal investment strategy, disclose how often the Fund must rebalance the inverse/leveraged ETF positions. If the rebalancing does not occur daily, then please disclose why not. Also, please disclose the risk of holding the position for longer than one day.

Response 15:

The Registrant has confirmed that the Fund will not invest in inverse ETFs.

Comment 16:

In the section of the SAI entitled “Investment Policies and Risks - Investments in Other Investment Companies”, disclose the file number and the date of the referenced order.

Response 16:

See the response to Comment 6(c).

Ms. Skeens
May 10, 2016

Comment 17:

In the section of the SAI entitled “Investment Policies and Risks – Repurchase and Reverse Repurchase Agreements”, please disclose that reverse repurchase agreements constitute borrowing and disclose leverage as a related risk.

Response 17:

The Registrant will make changes in response to this comment in its 485(b) filing.

Comment 18:

With respect to restriction 8 in the section entitled “Fundamental Investment Restrictions”, add “or group of industries” after the phrase “in the same industry”.

Response 18:

The Registrant does not believe that it is necessary to reference “group of industries” in an investment restriction relating to not concentrating in a particular industry.

Comment 19:

With respect to restriction 8, the narrative disclosure reads that “Although the Fund does not have a policy to concentrate its investments in a particular industry, 25% or more of the Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying investment companies.” The Fund should either delete this sentence or revise it to indicate that the Fund will consider the concentration of these types of underlying investment companies when determining compliance with its own concentration policies.

Response 19:

The Registrant is not aware of any SEC requirement to look-through to an underlying fund’s holdings when determining compliance with the Fund’s industry concentration limit. In an effort to clarify the Fund’s position on this matter, the SAI for the Fund expressly discloses adjacent to the Fund’s fundamental investment restrictions, along with the other narrative disclosure you reference, that investment companies are not considered to be part of an industry.

Comment 20:

Pursuant to Item 16(f)(2), please state whether there are any ongoing arrangements to make available information about the Fund’s portfolio securities to any person or confirm supplementally that the Fund does not have any such arrangements. To the extent the Fund has such arrangements, disclose the frequency with which such information is disclosed, and the

Ms. Skeens
May 10, 2016

length of the lag, if any, between the date of the information and the date on which the information is disclosed.

Response 20:

The Registrant has confirmed that the Fund does not have any such arrangements.

******************

We trust that these responses adequately address the Staff’s comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Kimberly Karcewski Vargo

Kimberly Karcewski Vargo

cc:	Jonathan Simon, Esq. Laura Martinez, Esq. Christopher Palmer, Esq.